EXHIBIT 28(m)19 UNDER FORM N-1A

EXHIBIT 1 UNDER ITEM 601/REG. S-K

EXHIBIT E

to the

Distribution Plan

FEDERATED WORLD INVESTMENT SERIES, INC.:

Federated International Leaders Fund

Class R Shares

This Exhibit E to the Distribution Plan is adopted as of the 17th day of May, 2013, by Federated World Investment Series, Inc. with respect to the Class R Shares of the portfolio of the Corporation set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.50 of 1% of the average aggregate net asset value of the Class R Shares of Federated International Leaders Fund held during the month.

Witness the due execution hereof this 1st day of June, 2013.

FEDERATED WORLD INVESTMENT SERIES, INC.

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President